UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Instructure, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45781U103

(CUSIP Number)

Praesidium Investment Management Company, LLC

1411 Broadway – 29th Floor

New York, NY 10018

Tel. No.: (212) 821-1495

STEVE WOLOSKY, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781U103

1	NAME OF REPORTING PERSON

Praesidium Investment Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,428,948
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,516,186
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,516,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 45781U103

1	NAME OF REPORTING PERSON

Kevin Oram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,428,948
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,516,186
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,516,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 45781U103

1	NAME OF REPORTING PERSON

Peter Uddo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,428,948
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,516,186
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,516,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 45781U103

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The net investment costs (including commissions, if any) of the Shares directly owned by the Accounts is approximately $44.00 per share. The source of these funds for the Accounts was their working capital.

Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

(a) - (b) The Reporting Persons beneficially own 1,516,186 Shares which represents approximately 4.0% of the Issuer’s outstanding Shares. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Shares beneficially owned by each Reporting Person as of March 4, 2020, as set forth in this Amendment No. 5, by (ii) the 38,263,210 Shares outstanding as of February 24, 2020, according to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2020.

Praesidium, in its capacity as investment manager to the Accounts, has sole power to vote 1,428,948 Shares and the power to dispose of 1,516,186 Shares held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Shares held in the Accounts.

(c) Transactions in the Issuer’s securities by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D are set forth in Annex A attached hereto.

(e) As of March 3, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

5

CUSIP No. 45781U103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2020

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
	Name:	Kevin Oram
	Title:	Managing Member

KEVIN ORAM

By:	/s/ Kevin Oram

PETER UDDO

By:	/s/ Peter Uddo

6

CUSIP No. 45781U103

Annex A

Since the filing of Amendment No. 4 to the Schedule 13D, the Reporting Persons effected the following sales of the Shares in open market transactions:

Nature of Transaction	Date of Purchase/Sale	Amount Purchased/(Sold)	Price Per Share ($)

Sale	02/27/2020	(151,802)	48.7227
Sale	02/27/2020	(17,656)	48.7205
Sale	03/02/2020	(27,150)	48.7639
Sale	03/03/2020	(333,657)	48.7650
Sale	03/04/2020	(132,810)	48.7758